06008040

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR - 6 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 199

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gill and Roeser Holdings, Inc..

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue – 34th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirk Roeser (212) 972-4880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Kirk Roeser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gill and Roeser Holdings, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Pres CCO

Title

for Kirk Roeser

Notary Public 2/21/06

NOTARY PUBLIC-STATE OF FLORIDA
Lela E. Russell
Commission # DD474959
Expires: NOV. 07, 2009
Bonded Thru Atlantic Bonding Co., Inc.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILL AND ROESER HOLDINGS, INC.

* * * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

* * * * * * * * * * * * * * * * * * *

GILL AND ROESER HOLDINGS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	599,064
Prepaid expenses and other		33,407
	$	632,471

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	13,969
Due to related party		17,440
		31,409
Commitment		
Stockholder's equity:		
Common stock, no par value, authorized 200 shares; issued 100 shares		1,000
Additional paid-in capital		226,628
Retained earnings		373,934
Less: Treasury stock, at cost, 50 shares		(500)
		601,062
	$	632,471

The accompanying notes are an integral part of this financial statement.

GILL AND ROESER HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENT

1. GENERAL:

Gill and Roeser Holdings, Inc. (the "Company"), a registered broker-dealer, is subject to regulation by the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's primary business is to provide merger and acquisition advice for which it charges a fee. The Company intends to engage in private placement of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers highly liquid investments with original maturities of less than three months when purchased to be cash equivalents.

Revenue and Expenses Recognition from Consulting Activities:

The Company records consulting fees when rendered and related expenses when incurred.

Use of Estimates:

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholder is required to report separately his distributive shares of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes, and accordingly pays New York State income tax at a reduced rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

3. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness, as defined, to net capital exceed 15 to 1.

At December 31, 2005, the Company has net capital, as defined, of $567,655 which is $562,655 in excess of its required net capital of $5,000. The Company has aggregate indebtedness of $31,409. The Company's ratio of aggregate indebtedness to net capital is .06 to 1 at December 31, 2005.

4. CONCENTRATION OF CREDIT RISK:

The Company has cash at a bank in excess of FDIC limits and is exposed to the credit risk resulting from this concentration of cash. At December 31, 2005, this credit risk amounts to approximately $530,000.

5. RELATED PARTY:

The Company uses consultants employed by a related party owned by the Company's shareholder. The Company pays the related party 50% of fees earned from these consulting activities. At December 31, 2005, $17,440 was due to the related party.

A related party owned by the Company's stockholder entered into an administrative service agreement whereby expenses incurred on behalf of the Company will be paid by the related party and reimbursed by the Company. This agreement provides for administrative support, accounting, telecommunication and other general services to be allocated in accordance with the agreement.

* *

The Company's Statement of Financial Condition as of December 31, 2005 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Gill and Roeser Holdings, Inc.

We have audited the accompanying statement of financial condition of Gill and Roeser Holdings, Inc. (the "Company") as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gill and Roeser Holdings, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 8, 2006